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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48635

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: dba U.S. BROKERAGE INC.
U.S. Discount Brokerage Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

500 SOUTH FRONT STREET
(No. and Street)

COLUMBUS	OH	43215
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
GREGG RANDALL, EXECUTIVE VICE PRESIDENT — 614-448-3200
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DONOVAN, KLIMCZAK AND COMPANY
(Name – *if individual, state last, first, middle name*)

484 SOUTH MILLER ROAD	FAIRLAWN	OH	44333
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 3 1 2008
THOMSON
FINANCIAL

SEC
Mail Processing
Section
FEB 2 9 2008
Washington, DC
100

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/27

OATH OR AFFIRMATION

I, GREGG RANDALL, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of U.S. BROKERAGE INC., as of DECEMBER 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

EXECUTIVE VICE PRESIDENT

Title

2/27/08

Notary Public

NOTARY PUBLIC STATE OF OHIO

JANELLE E. McCARTHY
Notary Public, State of Ohio
My Commission Expires
July 28, 2010

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent auditor's report on internal accounting control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

U.S. BROKERAGE, INC.
Financial Statements
Year Ended December 31, 2007

U.S. BROKERAGE, INC.
Financial Statements
December 31, 2007

INDEX

Donovan, Klimczak and Company

CERTIFIED PUBLIC ACCOUNTANTS
484 SOUTH MILLER ROAD
FAIRLAWN, OHIO 44333-4176
TELEPHONE 330-836-9331 FAX 330-869-9991
http://www.dkc-cpa.com

REPORT OF INDEPENDENT AUDITORS

Board of Directors
U.S. Brokerage, Inc.
Columbus, Ohio

We have audited the accompanying statement of financial condition of U.S. Brokerage, Inc. (an Ohio S Corporation) as of December 31, 2007 and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of U.S. Brokerage, Inc., as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying supplementary schedules on pages 9 thru 14 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and in our opinion, is fairly stated, in all material respects in relation to the basic financial statements taken as a whole.

Donovan, Klimczak and Company

Donovan, Klimczak and Company
Certified Public Accountants

February 15, 2008

U.S. BROKERAGE, INC.
Statement of Financial Condition
December 31, 2007

ASSETS

Assets:	
Cash	$ 218,552
Deposits with clearing organizations	106,445
Accounts receivable - trade	7,585
Accounts receivable - related parties	57,347
Prepaid rent	3,280
Equipment and furniture, net	6,639
Deposit	3,148
TOTAL ASSETS	$ 402,996

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:	
Accounts payable - commissions	$ 62,374
Accrued wages	6,904
Dividends payable	48,377
Total Liabilities	117,655
Stockholders' Equity:	
Capital stock 8,000 shares authorized, issued and outstanding, no par value	17,332
Additional paid-in capital	156,067
Retained earnings	111,942
Total Stockholder's Equity	285,341
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 402,996

The accompanying notes are an integral part of these statements.

U.S. BROKERAGE, INC.
Statement of Income
Year Ended December 31, 2007

Revenues - commissions and fees	$ 1,479,067
Less:	
Clearing and execution costs and fees	247,469
Asset management and investment expenses	8,288
Commissions expense	796,057
Net revenues	427,253
Operating expenses	261,855
Income from operations	165,398
Other income	
Interest income	3,054
Other income	35,005
Total other income	38,059
NET INCOME	**$ 203,457**

The accompanying notes are an integral part of these statements.

U.S. BROKERAGE, INC.
Statement of Changes in Stockholders' Equity
Year Ended December 31, 2007

	Capital Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance - beginning of year	$ 17,332	$ 156,067	$ 274,832	$ 448,231
Current year net income	-	-	203,457	203,457
Dividends paid	-	-	(366,347)	(366,347)
Balance - end of year	$ 17,332	$ 156,067	$ 111,942	$ 285,341

The accompanying notes are an integral part of these statements.

U.S. BROKERAGE, INC.
Statement of Cash Flows
Year Ended December 31, 2007

Cash Flows from Operating Activities:	
Net income	$ 203,457
Adjustments to reconcile net income to net cash	
Provided by operating activities:	
Depreciation	1,969
(Increase) decrease in:	
Deposits with clearing organizations	(32,432)
Accounts receivable - trade	67,731
Accounts receivable - related parties	186,857
Increase (decrease) in:	
Accounts payable - commissions	8,323
Accrued wages	6,904
Dividends payable	(5,060)
Net Cash Provided by Operating Activities	437,749
Cash Flows from Financing Activities:	
Dividends paid to stockholders	(366,347)
Net Cash Used by Financing Activities	(366,347)
Net Increase in Cash	71,402
Cash at beginning of year	147,150
Cash at end of year	$ 218,552

The accompanying notes are an integral part of these statements.

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

U.S. Brokerage, Inc. (Company) was incorporated under the laws of the State of Ohio on August 28, 1995. The Company is a securities broker-dealer registered with the SEC and is a member of the Financial Industry Regulatory Authority (FINRA). The Company's principal office is located in Columbus, Ohio.

Basis of Accounting

The financial statements of the Company have been prepared on the accrual basis of accounting and accordingly, reflect all significant receivables, payables and other liabilities.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Income Taxes

The Company, with the consent of its stockholders, has elected under the Internal Revenue Code to be an S Corporation. In lieu of corporation income taxes, the shareholders of an S Corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal and state income taxes has been included in the financial statements.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Advertising

The Company follows the policy of charging the costs of advertising to expense as incurred.

NOTE B – DEPOSITS WITH CLEARING ORGANIZATIONS

Deposits totaling $106,445 at December 31, 2007 represent interest bearing accounts held by two clearing organizations for the Company, who have possession of customer funds and act as custodians for all customer securities on a fully disclosed basis.

NOTE C – ACCOUNTS RECEIVABLE – TRADE

Accounts Receivable are listed at net realizable value and are considered by management to be fully collectible. Accordingly, no allowance for doubtful accounts is considered necessary.

NOTE D – ACCOUNTS RECEIVABLE – RELATED PARTIES

The Company has various accounts receivable from a stockholder totaling $57,347. These receivables are non-interest bearing and have no fixed repayment terms.

NOTE E – MARKETABLE SECURITIES

The Company maintains a trading account for marketable securities resulting from trading errors that occur in the normal course of operations. The net gain or loss from these transactions is reflected in the income statement as error income or expense. The Company incurred a net expense of $18 from these transactions during the year ended December 31, 2007.

At December 31, 2007, the Company had no marketable securities available for sale.

NOTE F – EQUIPMENT AND FURNITURE

Assets are carried at cost. Depreciation is computed using the straight-line method for financial reporting purposes over the estimated useful lives of the assets and amounted to $1,969 for the year ended December 31, 2007. For federal income tax purposes, depreciation is computed under the modified accelerated cost recovery system. Expenditures for major renewals and betterments that extend the useful lives of the assets are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred.

Equipment & Furniture	$ 47,089
Less: Accumulated Depreciation	40,450
Net Equipment & Furniture	$ 6,639

NOTE G – LEASING ARRANGEMENT

The Company conducts its operations from facilities that are leased under a five-year noncancelable *operating lease expiring* in March, 2010.

The following is a schedule of future minimum rental payments required under the above operating lease as of December 31, 2007:

Year	Amount
2008	$ 38,579
2009	38,579
2010	9,645
	$ 86,803

NOTE H – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. In addition, equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2007, the Company had net capital of $214,927, which was $164,927 in excess of its required minimum net capital of $50,000. The Company's net capital ratio was 0.55 to 1.

SUPPLEMENTARY INFORMATION

U.S. BROKERAGE, INC.
Schedule of Operating Expenses
Year Ended December 31, 2007

Administrative wages	$ 101,400
Payroll taxes	9,812
Hospitalization	14,763
Rent and utilities	40,021
Registration fees	31,055
Taxes	12,266
Audit and accounting fees	11,194
Office expense	8,758
Telephone	8,364
Postage and delivery	6,792
Miscellaneous expense	4,475
Insurance	2,404
Printing	2,136
Continuing professional education	2,092
Depreciation	1,969
Travel and entertainment	1,584
Computer and internet expenses	1,390
Recruiting expenses	825
Professional consulting fees	537
Error expense	18
TOTAL OPERATING EXPENSES	$ 261,855

U.S. BROKERAGE, INC.
Computation of Net Capital
December 31, 2007

NET CAPITAL COMPUTATION

Total stockholders' equity from December 31, 2007 financial statements	$ 285,341
Less: Nonallowable assets	
Accounts receivable - related parties	57,347
Equipment and furniture, net	6,639
Prepaid rent	3,280
Deposit	3,148
NET CAPITAL	214,927
Less: Minimum dollar capital requirement	50,000
EXCESS NET CAPITAL	$ 164,927
EXCESS NET CAPITAL AT 1000%	$ 203,161
RATIO: AGGREGATE INDEBTEDNESS TO NET CAPITAL	.55 to 1

U.S. BROKERAGE, INC.
Supplementary Information
For Year Ended December 31, 2007

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER EXHIBIT A OF RULE 15c3-3

U.S. Brokerage, Inc. used Penson Financial Services, Inc. and Southwest Securities, Inc. during the year ended December 31, 2007 as clearing agents and to perform custodial functions relating to customer securities on a fully disclosed basis. Therefore, U.S. Brokerage, Inc. is not subject to the reserve requirements under Rule 15c3-3.

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

U.S. Brokerage, Inc. used Penson Financial Services, Inc. and Southwest Securities, Inc. for possession of customer funds and as custodians for all customer securities on a fully disclosed basis during the year ended December 31, 2007. Accordingly, U.S. Brokerage, Inc. is not subject to the requirements under rule 15c3-3.

MATERIAL DIFFERENCES IN COMPUTATION OF NET CAPITAL

Our audit of U.S. Brokerage, Inc., for the year ended December 31, 2007, disclosed the following difference in the computation of net capital from the broker-dealer's corresponding unaudited Part II A, Focus Report.

Computation of Net Capital per Focus Report	$ 263,868
Adjustments Due to Year-End Audit Entries Dividends Payable	(48,941)
Total Net Capital at 12/31/07	214,927
Less Required Capital	50,000
Excess Net Capital	$ 164,927
Excess Net Capital at 1000%	$ 203,161
Ratio: Aggregate Indebtedness To Net Capital	.55 to 1

Donovan, Klimczak and Company

CERTIFIED PUBLIC ACCOUNTANTS
484 SOUTH MILLER ROAD
FAIRLAWN, OHIO 44333-4176
TELEPHONE 330-836-9331 FAX 330-869-9991
http://www.dkc-cpa.com

REPORT OF INDEPENDENT AUDITORS ON INTERNAL ACCOUNTING CONTROL

Board of Directors
U.S. Brokerage, Inc.
Columbus, Ohio

In planning and performing our audit of the financial statements of U.S. Brokerage, Inc. (the Company), as of and for the year ended December 31, 2007 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Donovan, Klimczak and Company

Donovan, Klimczak and Company
Certified Public Accountants

February 15, 2008

END